STRATABID.COM, INC.




                      1500 West Georgia Street, Suite 1400
                   Vancouver, British Columbia V6G 2Z6, Canada

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about February 26, 2004, by Stratabid.com, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, $0.0001 par value per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of one new member to the Company's Board of Directors.

     On February 11, 2004, the Company entered into a definitive Agreement and Plan of Merger with Bodisen International, Inc., a Delaware corporation ("Bodisen"), and the shareholders of Bodisen (the "Bodisen Stockholders"). The closing occurred on February 24, 2004. Pursuant to the terms of the Agreement and Plan of Merger, Bodisen merged with and into a wholly-owned subsidiary of the Company and all of the issued and outstanding shares of capital stock of Bodisen were canceled in exchange for an aggregate of 3,000,000 newly issued shares of the Company's common stock (the "Acquisition"). As a condition to the Acquisition, the Company's sole director prior to the transaction appointed Qiong Wang as a member of the Company's Board of Directors.

     This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Ms. Wang.

     The information contained in this Information Statement concerning Bodisen and Ms. Wang has been furnished to the Company by Bodisen. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

     The Common Stock is the only class of voting securities of the Company outstanding. As of February 11, 2004, there were 1,567,000 shares outstanding and entitled to one vote per share. Upon the completion of the Agreement and Plan of Merger, there are 4,567,000 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

          o each person known to beneficially own more than five percent of the Common Stock;
          o    each officer and director of the Company; and
          o    all directors and executive officers as a group.

Name and Address                                    Shares of          Percent
of Beneficial Owner                               Common Stock         of Class
----------------------                           ---------------      ----------
Qiong Wang (1)                                   937,195                 20.5%

DingXiang Yang (1)                                     0                    0%

Yongning Zhang (1)                                     0                    0%

All officers and directors, after
  completion of the Acquisition
  (3 persons)                                    937,195                 20.5%

Bo Chen (1)                                      896,024                 19.6%

Derek Wasson                                     750,000 (2)             16.4%
1675 Larch Street
Vancouver, BC V3K 3N7
Canada
_______________________

(1) c/o Bodisen International, Inc., North Part of Xinquia Road, Yang Ling Agricultural High-Tech Industries Demonstration Zone, Yang Ling, China 712100.

(2) Does not include 2,000 shares of common stock owned by the parents of Mr. Wasson, for which Mr. Wasson disclaims any beneficial ownership.

Directors And Executive Officers

Appointment of New Director

     The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the Company will take all action necessary to cause Ms. Wang to be appointed to the Board of Directors. Set forth below is certain information with respect to Ms. Wang:

Wang Qiong

     Ms. Qiong Wang has served as the Chairman of the Board of Directors since founding Yangling Bodisen Biology Science and Technology Development Company Limited ("Yangling Bodisen"), a wholly-owned subsidiary of Bodisen, in September 2001. From 1997 to May 2001, Ms. Wang was the Chief Executive Officer and President of Shaanxi Bodison Chemical Co., Ltd., which became Yangling Bodisen. From May 1996 to December 1997, Ms. Wang was the President of Yang Ling Kang Yuan Chemical Company. Ms. Wang graduated from North-West Agronomy College, with a Bachelor of Science degree in 1986.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

     Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2003, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

     At present we do not pay our directors for attending meetings of our Board of Directors, although we expect to adopt a director compensation policy in the future. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form the compensation received by our Chief Executive Officer and other officers earning in excess of $100,000, for the last three fiscal years of the Company.

                                                                                        long-term
Name                                    annual compensation                         compensation awards
and                                 ----------------------------                  ----------------------
principal                                    annual                                securities underlying
position                            year     salary       bonus      other            options/sars
---------                           ----     ------       -----      -----        ----------------------
Derek Wasson                        2003       --          --       $32,694 (3)          ---
      Chief Executive Officer       2002       --          --       $19,047 (3)          ---
                                    2001 (1)   --


Steven Bruk                         2001 (2)   --          --       --                   ---
      Chief Executive Officer

(1) For the period  January 25, 2001 to December  31,  2001.
(2) For the period January  1,  2001 to  January  25,  2001
(3) Represents consulting fees paid.

Employment Agreements

         We do not have any employment agreements.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            STRATABID.COM, INC.


                                                  By: /s/ Qiong Wang
                                                  ------------------
                                                  Qiong Wang
                                                  Chief Executive Officer